PRUDENTIAL INVESTMENT PORTFOLIOS 14

655 Broad Street, 17th Floor

Newark, New Jersey 07102

August 5, 2016

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Government Income Fund, a series of

Prudential Investment Portfolios 14
Post-Effective Amendment No. 61 to the Registration Statement
under the Securities Act of 1933 (No. 333-42705) and
Amendment No. 64 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-08565)

Dear Mr. Zapata:

We filed through EDGAR on June 9, 2016 on behalf of Prudential Investment Portfolios 14 (the “Registrant”) Post-Effective Amendment No. 61 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 64 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of registering a new share class of the Prudential Government Income Fund (the “Fund”), designated Class Q, with an effective date of 60 days after filing of the Amendment.

This letter is intended to respond to the Staff’s comments on the Amendment that you conveyed by telephone on July 19, 2016. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 62 to the Registration Statement under the 1933 Act and Amendment No. 65 to the Registration Statement under the 1940 Act, to be filed under Rule 485(b) with effectiveness designated for August 9, 2016. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

General

1.	Comment: Please consider whether or not the Amendment requires any revision or additional disclosure with respect to the disclosure of risks relating to current market conditions. In this regard, please refer to Guidance Update 2016-02 issued by the Division of Investment Management earlier this year.

Response: The Registrant has reviewed the Fund’s current risk disclosure and believes that it is responsive to such guidance.

2.	Comment: In the sections of the Summary Prospectus and Prospectus describing the Fund’s principal investment strategies, please confirm for the purposes of the Fund’s 80% policy that any derivative investments will be valued at market/fair value rather than notional value, as it is the Staff’s position that the 80% requirement is an asset-based test, not an exposure test.

Response: The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. To the extent the Fund counts derivatives related to or referencing fixed income instruments towards its 80% policy, the Fund reserves the right to use the derivatives’ notional value for purposes of the 80% policy. We believe this approach is consistent with the purpose of Rule 35d-1 in providing shareholders with insight into the expected exposure of the Fund’s portfolio. We respectfully submit that such treatment is consistent with the Staff’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

3. Comment: In the Summary Prospectus, please add disclosure concerning the Fund’s use of derivative strategies, including the percentage limitation of net assets invested in derivatives.

Response: Disclosure concerning the Fund’s use of derivative strategies has been added to the Summary Prospectus as requested. More detailed disclosure regarding derivative strategies, including the percentage limitation of net assets invested in derivatives, appears in the Statutory Prospectus.

4.	Comment: The Statement of Additional Information notes that the investment restrictions of the Fund include a 25% net asset limitation on short sales. Please confirm that short sales are not a principal investment strategy. If short sales are a principal investment strategy, please amend the Summary Prospectus and related disclosure. Also, please confirm that the fee table includes as an expense an estimate of the dividends paid on the Fund’s short sale transactions.
Response: Short sales are not a principal investment strategy of the Fund. The fee table includes an estimate of dividends paid on the Fund’s short sale transactions, as appropriate.
5.	Comment: In the section of the Statement of Additional Information titled “Investment Restrictions,” please include disclosure about the methodology used to classify industries in terms of concentration policy.

Response: The requested disclosure has been added to the Statement of Additional Information.

Tandy Representations

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment may be communicated to Amanda Ryan at (973) 367-5401.

Sincerely,

/s/ Amanda S. Ryan

Amanda S. Ryan

Director & Corporate Counsel